650 Town Center Drive, 20th Floor
October 8, 2021	Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Registration Statement on Form S-1
Filed on September 27, 2021
File No. 333-259828

Ladies and Gentlemen:

On behalf of Winc, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on September 27, 2021.

As a follow up to prior conversations with the Staff, attached hereto as Exhibit A is the company’s proposed template for revisions to the section of the Registration Statement captioned “Prospectus Summary” relating to the Company’s proposed disclosure of preliminary results for the three months ended September 30, 2021. As noted in the proposed template, the Company has not yet completed its closing procedures for the quarter ended September 30, 2021, and the Company contemplates providing estimated ranges, rather than specific amounts, because the results that would be reflected in the Registration Statement will be preliminary and subject to change. For avoidance of doubt, the Company confirms that the bracketed items in the proposed template will be replaced by numbers and percentages upon refiling of the Registration Statement with the proposed disclosure.

October 8, 2021 Page 2

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro of LATHAM & WATKINS LLP

cc:	Geoffrey MacFarlane, Winc, Inc. Carol Brault, Winc, Inc.
Matthew Thelen, Winc, Inc. Brian Cuneo, Latham & Watkins LLP Richard Truesdell, Davis Polk & Wardell LLP Jennifer Ying Lan, Davis Polk & Wardell LLP

October 8, 2021 Page 3

Exhibit A

Recent Developments

Preliminary Results for the Three Months Ended September 30, 2021

We have not yet completed our closing procedures for the quarter ended September 30, 2021. Presented below are certain estimated preliminary financial results for the three months ended September 30, 2021. These amounts are based on the information available to us at this time. We have provided estimated ranges, rather than specific amounts, because these results are preliminary and subject to change. As such, our actual results may differ from the estimated preliminary results presented in this prospectus and will not be finalized until after we complete our normal quarter-end accounting procedures, which will occur after the consummation of this offering. Our preliminary results set forth below reflect our management’s best estimate of the impact of events during the quarter.

These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with GAAP. Accordingly, you should not place undue reliance on these preliminary financial results. These estimated preliminary results should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Additionally, the estimates reported below include Adjusted EBITDA, which is not a recognized financial measure under GAAP. Our management believes Adjusted EBITDA is helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate and assess performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. Other companies, including other companies in our industry, may not use Adjusted EBITDA or may calculate it differently than as presented in this prospectus, limiting its usefulness as a comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The preliminary financial results included in this prospectus have been prepared by, and are the responsibility of, our management. Baker Tilly US, LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial results and key operating metrics. Accordingly, Baker Tilly US, LLP does not express an opinion or any other form of assurance with respect thereto.

The following are our estimated preliminary financial results for the three months ended September 30, 2021:

	Three months ended September 30, 2021				Three months ended September 30, 2020		Three months ended September 30, 2021 vs. Three months ended September 30, 2020
	(Low)		(High)				(Low)	(High)
	(estimated)				(actual)		% Change
(dollars in thousands)
DTC net revenues	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%
Wholesale net revenues	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%
Total net revenues	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%

DTC gross profit	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%
Wholesale gross profit	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%
Total gross profit	$	[ • ]	$	[ • ]	$	[ • ]	[ • ]%	[ • ]%

Net loss	$	[ • ]	$	[ • ]		$(1,324)	[ • ]%	[ • ]%
Adjusted EBITDA	$	[ • ]	$	[ • ]		$(971)	[ • ]%	[ • ]%

•	DTC net revenues are estimated to be between $[ • ] million and $[ • ] million, as compared to $14.5 million in the three months ended September 30, 2020. The decrease in DTC net revenues was primarily attributable to decreased order volume, partially offset by increased AOV.

•	Wholesale net revenues are estimated to be between $[ • ] million and $[ • ] million, as compared to $2.3 million in the three months ended September 30, 2020. The growth in wholesale net revenues was primarily attributable to the growth in retail accounts through distributor relationships.

•	Total net revenues are estimated to be between $[ • ] million and $[ • ] million, as compared to $17.9 million in the three months ended September 30, 2020. The slight growth in total net revenues was primarily attributable to the growth in wholesale net revenues described above.

•	DTC gross profit is estimated to be between $[ • ] million and $[ • ] million, as compared to $6.3 million in the three months ended September 30, 2020. The decrease in DTC gross profit was primarily attributable to the decrease in both DTC net revenues and DTC cost of revenues, which decreased proportionally.

•	Wholesale gross profit is estimated to be between $[ • ] million and $[ • ] million, as compared to $0.9 million in the three months ended September 30, 2020. The growth in wholesale gross profit was primarily attributable to the growth in wholesale net revenues as well as lower product costs due to strategic sourcing.

•	Net loss is estimated to be between $[ • ] million and $[ • ] million, as compared to $1.3 million in the three months ended September 30, 2020. The [ • ] in net loss was primarily attributable to the forgiveness of promissory notes originally issued to executives in connection with the exercise of stock options.

•	Adjusted EBITDA losses are estimated to be between $[ • ] million and $[ • ] million, as compared to $1.0 million in the three months ended September 30, 2020.

A reconciliation of net loss to Adjusted EBITDA is set forth below:

	Three months ended September 30, 2021				Three months ended September 30, 2020
	(Low)		(High)
	(estimated)				(actual)
	(dollars in thousands)
Net loss	$	[ • ]	$	[ • ]	$(1,324)
Interest expense		[ • ]		[ • ]	145
Income tax expense		[ • ]		[ • ]	15
Depreciation and amortization expense		[ • ]		[ • ]	127
EBITDA	$	[ • ]	$	[ • ]	$(1,037)
Stock-based compensation expense		[ • ]		[ • ]	66
Forgiveness of loan under Paycheck Protection Program		[ • ]		[ • ]	-
Forgiveness of promissory notes		[ • ]		[ • ]	-
Change in fair value of warrants(a)		[ • ]		[ • ]	-
Adjusted EBITDA	$	[ • ]	$	[ • ]	$(971)

(a) The Company has issued warrants to purchase redeemable convertible preferred stock in conjunction with certain debt and equity financings. Changes in the fair value of the warrants are recognized in earnings during each period.

The foregoing non-GAAP information should be read in conjunction with, and not as a substitute for, or in isolation from, our consolidated financial statements and accompanying notes included elsewhere in this prospectus.